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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ---------------
                              Amendment No. 7
                                     to
                               Schedule 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                Statement on
                                Schedule 13D
                 Under the Securities Exchange Act of 1934

                                Big B, Inc.
                         (Name of Subject Company)
                              ---------------
                            RDS Acquisition Inc.
                              Revco D.S., Inc.
                                 (Bidders)
                              ---------------

                  Common Stock, Par Value $0.001 Per Share
          (Including the Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                                 0888917106
                  (CUSIP Number of Classes of Securities)
                              ---------------

                            Jack A. Staph, Esq.
            Senior Vice President, Secretary and General Counsel
                              Revco D.S., Inc.
                          1925 Enterprise Parkway
                            Twinsburg, OH 44087
                               (216) 487-1667
        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)
                              ---------------
                                  Copy to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                       New York, New York 10019-7475
                              (212) 474-1293
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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 7. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

          Item 10. Additional Information.

          (e) On October 3, 1996, the Honorable Judge William M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern Division, issued an order denying the Company's motion to remand the case entitled Big B, Inc. v. Revco D.S., Inc., et al. (96-AR-2496-S) to the Circuit Court of Jefferson County, Bessemer Division, from whence it was removed. Judge Acker also set a hearing date of October 18, 1996, for Parent's motion for a preliminary injunction. As previously disclosed, pursuant to the Confidentiality Agreement dated October 3, 1996, Parent and the Company have agreed to stay this proceeding, and Parent intends to file the appropriate documents with the Court to adjourn this hearing and otherwise stay this proceeding.

          Item 11. Material to be Filed as Exhibits.

          (g)(8) Memorandum Opinion and Order issued October 3, 1996, by the Honorable Judge William M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern
Division, denying the Company's motion to remand.


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                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated:  October 7, 1996

                              REVCO D.S., INC.,

                                 by  /s/ Jack A. Staph
                                    ------------------------
                                    Name:  Jack A. Staph
                                    Title: Senior Vice President,
                                           Secretary and General
                                           Counsel


                              RDS ACQUISITION INC.,

                                 by /s/ Jack A. Staph
                                    ------------------------
                                    Name:  Jack A. Staph
                                    Title: Vice President and Secretary


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                             Exhibit Index


                                                                  Page

Exhibit (g)(8)      Memorandum Opinion and Order issued
                    October 3, 1996, by the Honorable Judge
                    William M. Acker, Jr., of the United
                    States District Court for the Northern
                    District of Alabama, Southern Division,
                    denying the Company's motion to remand.